HUNT MINING CORP.

23800 East Appleway Avenue

Liberty Lake, Washington   99019

(509) 290-5659

August 28, 2014

Mr. John Reynolds

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:      Hunt Mining Corp.
           Form F-1 Registration Statement
           SEC #333-182072

Dear Mr. Reynolds:

Pursuant to the provisions of Rule 461 of Regulation C of the Securities Act of 1933, as amended, Hunt Mining Corp. (the “Company”) requests acceleration of the effective date of its Form F-1 Registration Statement to Friday, August 29, 2014, 1:00 pm, EDT, or as soon thereafter as practicable.

Please be advised that the Company has not distributed any preliminary prospectus and the Company is in compliance with Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

Further, no other documents, reports or memoranda have been prepared for external use by the Company.

The Company acknowledges that:

•         should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•         the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and,

•         the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
RE: HUNT MINING CORP.
       Form F-1 Registration Statement
       Registration No. 333-182072
August 28, 2014

The undersigned is aware of its respective responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed transaction specified in the above captioned registration statement.

Thank you for your cooperation.

HUNT MINING CORP.

(the “Registrant”)

By:       /s/ Tim Hunt

           Tim Hunt

           President, Principal Executive
           Officer and a member of the Board
           of Directors

cc: Conrad C. Lysiak